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Exhibit 99(A)(11)

                   Redemption and Transfer Procedures and Method
                        of Computing Adjustments on Payments and Account Value Upon Conversion to Fixed Benefit Policies
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This document sets forth, as required by Rule 6e-3(T)(b)(12)(ii), the administrative procedures that will be followed by Massachusetts Mutual Life Insurance Company ("MassMutual") and MML Bay State Life Insurance Company ("MML Bay State")(collectively the "Company") in connection with the issuance of the Policy described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Policyowners of their interests in the Policies. This document also describes, as required by Rule 6e-3(T)(b)(13)(v)(B), the method that MassMutual will use in adjusting the payments and account values when a Policy is exchanged for a fixed benefit insurance policy.

1. "Public Offering Price": Purchase and Related Transactions

Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

         (a) Premium Schedules and Underwriting Standards--The minimum initial
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         premium for a Policy depends on the minimum initial premium on an annual basis for the Selected Face Amount of the Policy and the proposed frequency of planned premiums. In some cases it may also depend on the total first monthly deductions under the Policy. A premium payment schedule may be selected at the time of application and may be changed at any time. There is a minimum planned premium for the first year which depends upon the Selected Face Amount of the Policy, the Insured's age and the amount of the initial premium paid. In addition, this annual planned premium cannot be less than $300. A Policyowner may make additional premium payments at any time before the death of the Insured while the Policy is still in force, but such payments cannot be less than $10.00 nor greater than the larger of 1) the premium which will not increase the net amount at risk under the Policy and 2) twice the Policy's minimum planned premium, plus $100.00. The amount and frequency of any additional premium payments will affect the Account Value and may ultimately affect the amount of the Death Benefit and the period that the Policy will remain in force. The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among Insureds but recognize that mortality charges must be based upon factors such as age, sex, health and smoker status, and occupation.

         (b) Application and Initial Premium Processing--Upon receipt of a
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         completed application MassMutual will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed. The Policy Date is the starting point for determining Policy Anniversary Dates, Policy Years and Monthly Calculation Dates. If a premium is paid with your application, the Policy Date is the date we receive a completed Part 1 of Application. If no premium is paid with the application, the Policy Date is 2 days after the underwriter approves the application and releases the Policy for issue. The Register Date is the Policy Date, the day you pay the first premium under the Policy or the day you provide the Company with a completed Part 1 of Application, whichever is latest. On the Register Date, MassMutual will allocate the initial premium less certain deductions to the Guaranteed Principal Account and/or the division(s) of the Separate Account in accordance with the Policyowner's instructions in the application. Subsequent premium payments will be allocated upon receipt. Allocation instructions can be changed for any future premium payments. The allocation must be in whole percentage points. Insurance coverage begins when a completed application has been submitted, the applicant has been judged to be insurable, and the initial premium has been paid. Otherwise, coverage begins when the Policy has been issued and the Company has received the first premium. This usually corresponds with the date the Policy is delivered.

         (c) Free Look Provision--A Policy may be returned at the election of
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         the Policyowner within 45 days after the date Part 1 of Application for the Policy was completed, or within 10 days after receipt of the issued Policy by the Policyowner, or within 10 days after MassMutual mails or delivers to the Policyowner a written notice of right of withdrawal, whichever is latest. He may cancel increases in the Selected Face
         Amount under the same time limitations. The Company will refund an amount equal to the total of all premiums paid for the Policy. The Policy will then be deemed void from the beginning. For cancelled increases in the Selected Face Amount, the refund will equal the sum of all premiums paid and allocated to the increase in Selected Face
         Amount.
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         (d) Repayment of Indebtedness--A loan made under the Policy will bear
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         interest at the rate of 6% per year or the Policyowner may select an adjustable loan rate. For Policies under which an adjustable loan rate is selected, MassMutual will set the rate that will apply for the next Policy Year. The maximum rate is based on the monthly average of the composite yield on seasoned corporate bonds as published by Moody's Investors Service, or, if it is no longer published, a substantially similar average. The maximum rate is the published monthly average for the calendar month ending two months before the Policy Year begins, or 5%, whichever is higher. If the maximum limit is not at least 1/2% higher than the rate in effect for the previous year, we will not increase the rate. If the maximum limit is at least 1/2% lower than the rate in effect for the previous year, we will decrease the rate. Interest accrues and becomes part of the Policy Debt. It is due on each Policy Anniversary. if not paid when due, the interest will be added to the Policy Debt and will itself bear interest on the same terms. If the Policy Debt exceeds the Account Value less surrender charges, we may terminate the Policy. Prior to termination we must notify the Policyowner in writing of the amount necessary to bring the Policy Debt back within the limit. If we do not receive payment within 31 days of the notice, the Policy will then terminate. Any Policy Debt may be repaid in full or in part at any time while the Insured is living and the Policy is in force. All repayments will be allocated to the GPA.
         Any unpaid Policy Debt will be deducted from any amount payable from a full surrender or upon the death of the Insured.

         (e) Correction of Misstatement of Age or Sex--If MassMutual discovers
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         that the age or sex of the Insured has been misstated, MassMutual will adjust future monthly deductions. If MassMutual discovers after the death of the Insured that the age or sex of the Insured has been misstated, MassMutual will adjust the Death Benefit to that which would have been purchased by the most recent monthly mortality charge for the true age or sex.

2. "Redemption Procedures": Surrender and Related Transactions

This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

         (a) Account Values--At any time before the death of the Insured the
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         Policyowner may surrender the Policy and receive the Cash Surrender
         Value. This value is equal to the Account Value less any surrender charges and Policy Debt. At no time, however, will the Cash Surrender Value be less than zero. In addition, after the first six months of the Policy, Withdrawals may be made on any Monthly Calculation Date by sending a written request to MassMutual. The minimum amount of any Withdrawal will be that amount which, before any withdrawal charge is applied, equals $100. The maximum amount of any Withdrawal is the Cash Surrender Value but the Withdrawal may not reduce the Account Value to an amount less than the cumulative sum of the minimum planned premiums to date. The amount withdrawn will be deducted from the Policy Account Value at the end of the Valuation Period applicable to the Monthly Calculation Date on which the withdrawal is made. Withdrawals may be made from the GPA or from any division as the Policyowner directs. Surrenders and Withdrawals from the Separate Account will generally be paid within seven days of receipt of the written request./1/ A surrender charge will be assessed if the Policyowner surrenders the Policy or decreases the Policy's Selected Face Amount. The surrender charge is the sum of the surrender charges for the original Selected Face Amount and all increases and is made up of an Administrative and a Sales Load Component. The Administrative surrender charge for both the Selected Face Amount and any increases are determined separately for each insurance segment in force. The charge begins at $5 per $1000 of the Policy's Selected Face Amount and grades down over 10 years to zero. The Sales Load Component is also determined separately for each insurance segment in force and for the first 10 years is equal to 24.5% of the premium paid for a particular insurance segment up to the surrender charge band for that segment plus 4.5% of premiums paid in excess of one band but less than two bands, plus 3.5% of premiums in excess of two but less than three bands. In each case the surrender charge is in addition to the 5.5% sales charge deducted from each premium. Assuming a segment is surrendered during the first 10 Policy Years, the total sales charge is, therefore, equal to 30% of the premiums paid for that segment up to the band for that segment, plus 10% of premiums paid in excess of one band but less than two bands, plus 9% of premiums in excess of two but less than three bands, and 5.5% of all subsequent payments. The Sales Load Surrender Charge, as calculated above, remains level for the first 10 Policy years. In years 11 through 15, it reduces to zero in accordance with certain percentages set forth in the Policy. Upon surrender, the surrender charge is deducted from Account Value

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/1/ Payment from the Separate Account may be postponed whenever: (i) the New
York Stock Exchange is closed other than for customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC or (ii) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets. Payments from the portion of the Account Value held in the Guaranteed Principal Account may be postponed for up to six months. Payments under the Policy of any amount paid to MassMutual by check may be postponed until such time as the check has cleared the Policyowner's bank.
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         prior to paying the surrender value to the Policyowner. Surrender charges for an insurance segment are also deducted when insurance segments are cancelled under a decrease in Selected Face Amount. Insurance segments are cancelled on a last purchased, first surrendered basis. If only a portion of an insurance segment is cancelled, a pro rata portion of the full surrender charge for the segment will be imposed. In addition to the surrender charge, a withdrawal fee equal to the lesser of $25 or 2% of the amount withdrawn will be assessed. It will be deducted from the amount withdrawn and the balance will go to the Policyowner. The Withdrawal will not be allowed if to do so would reduce the Account Value to an amount less than the cumulative sum of the Policy's minimum planned premiums to date.

         (b) Benefit Claims--As long as the Policy remains in force, MassMutual
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         will pay a Death Benefit to the named Beneficiary in accordance with the designated settlement option generally within seven days after MassMutual receives due proof of death of the Insured and verifies the validity of the claim. Payment of Death Benefits may, however, be postponed under certain circumstances./2/ In particular, during the first two Policy Years, during the first two years after an increase in Selected Face Amount, and in other circumstances in which MassMutual may have a basis for contesting the claim, there can be a delay beyond the seven day period. We will investigate all death claims arising within the two-year contestable period. Upon receiving the information from a completed investigation, we will generally make a determination within five days as to whether the claim should be authorized for payment. Payments will be made promptly after authorization. If payment is delayed 30 days or more, we will add interest at an annual rate of 3%. The Death Benefit is the greater of (a) the Selected Face Amount in effect on the date of death, or (b) the Minimum Face Amount in effect on the date of death. The Minimum Face Amount is equal to Account Value times the Minimum Face Amount percentage. These percentages depend upon the Insured's age, sex and smoking classification. To this we will add the value of any additional benefits provided by rider and any charges or interest for periods beyond the date of death. The Death Benefit will be reduced by any Policy Debt and, if death occurs during a grace period, any unpaid charges under the Policy. An increase in Account Value may increase the Death Benefit, but, as long as the Policy remains in force, a decrease in Account Value may only decrease the Death Benefit down to an amount equal to the Selected Face Amount.

         (c) Policy Loans--At any time after the first Policy Year, the
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         Policyowner may borrow under the Policy up to an amount equal to 90% of the total of the Account Value at the time of the loan less the then applicable surrender charge, less any outstanding Policy Debt. Written requests for a loan must be sent to the Administrative Offices in a form acceptable to MassMutual. The Policy must be properly assigned as collateral for the loan. The Policy Debt is equal to the amount of all loans under the Policy plus interest which accrues daily. Interest payments are due on each Policy Anniversary. If not paid when due, interest will be added to the Policy Debt and, as part of the loan, will bear interest on the same terms and will also be secured by Account Value in the GPA. If a loan is made and any of the Account
         Value is in the Separate Account, then monies will be transferred from the Separate Account Funds to the GPA on a pro rata basis. That portion of the Account Value held in the GPA to secure a loan will accrue earnings at the policy loan interest rate declared by MassMutual rather than a rate of return reflecting the investment performance of the Separate Account. If the Policy Debt exceeds the Account Value less surrender charges, we may terminate the Policy. Prior to termination we must notify the Policyowner in writing of the amount necessary to bring the Policy Debt back within the limit. If we do not receive payment within 31 days of the notice, the Policy will then terminate.

         The Policy Debt will bear interest at the rate of 6% per year or the Policyowner may select an adjustable loan rate. For Policies under which an adjustable loan rate is selected, MassMutual will set the rate that will apply for the next year. The maximum rate is based on the monthly average of the composite yield on seasoned corporate bonds as published by Moody's Investors Service or, if it is no longer published, a substantially similar average. The maximum rate is the published monthly average for the calendar month ending two months before the Policy Year begins, or 5%, whichever is higher. If the maximum limit is not at least 1/2% higher than the rate in effect for the previous year, we will not increase the rate. If the maximum limit is at least 1/2% lower than the rate in effect for the previous year, we will decrease the rate. Any Policy Debt may be repaid in full or in part at any time while the Insured is living and the Policy is in force. All repayments will be allocated to the GPA. Repayment will not result in the transfer of values from the GPA to the divisions of the Separate Account. If the loan is not repaid, we will deduct the amount due from any amount payable from a full surrender or upon the death of the Insured. A Policy loan, whether or not repaid, will have a permanent effect on the Policyowner's Account Value to the extent that the investment results of the division(s) or the rate of return on funds in the GPA not securing a loan differ from the rate credited on funds which secure a loan. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the division(s) or the GPA earn interest at a rate greater than the rate credited on funds which secure a loan, a Policyowner's Account Value will be less than it would have been had no loan been made. If the division(s) earn interest at a rate less than the rate credited on funds which secure a loan, the Policyowner's Account Value will be greater than it would have been had no loan been made. A Policy loan, whether or not repaid, can also have an effect

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/2/ See note 1, supra.
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         on the Policy's Death Benefit during periods that an increase or decrease in Account Value will result in an increase or decrease in the Policy's Death Benefit.

         (d) Policy Termination--If the Account Value less any Policy Debt is
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         not sufficient to pay certain monthly deductions under the Policy on the Monthly Calculation Date, the remaining Account Value will be applied and the Policy will terminate after a grace period of 61 days. The Policy will stay in force during the grace period. Notice of the amount required to continue the Policy in force will be mailed to the addressee of record at his last known address and, if required, to any assignee of record. If a sufficient payment is not received by MassMutual during the grace period, the Policy will terminate without value on the later of the 61 days or 30 days after the notice is mailed. If a sufficient payment is received during the grace period, the payment will be allocated among the GPA and the division(s) in accordance with the Policyowner's then current instructions. If the Insured dies during a grace period, the Death Benefit proceeds will be reduced by any due and unpaid monthly deductions to the date of death.

3. Transfers--The Separate Account currently has four divisions, each of which invests exclusively in shares of one of four Funds of the Trust, an open-end diversified management investment company registered with the SEC. Policyowners may effect up to 4 transfers per Policy Year among the divisions. However, Policyowners may transfer all funds in the Separate Account to the GPA at any time regardless of the number of transfers previously made. Transfers from the GPA to the Separate Account may be made only once each Policy Year. Each such transfer may not exceed 25% of the Account Value in the GPA at the time of the transfer. More than 25% may be transferred after 3 consecutive 25% transfers have been made, provided no value has been allocated or transferred to the GPA by the Policyowner in the 3 prior Policy Years. The Account Value in the GPA equal to any Policy Debt cannot be transferred to the Separate Account. Any transfer will take effect on the date we receive a written request, satisfactory to us, at our Principal Administrative Office.

4. Exchange procedure--The Policyowner may transfer the entire Account value under the Policy to the GPA at any time. This transfer converts the Policy into a fixed benefit policy. The transfer will take effect when we receive a written request.